Exhibit 99.1

IM Cannabis Enters Non-Binding Agreement to Acquire 51% of Space

Defense Innovations, Operating in the European Tactical UAS Market

The Company has entered a non-binding Letter of Intent to acquire control of Space Defense Innovations LLC,

which is engaged in distributing BlueBird Aero Systems’ advanced tactical UAS and unique Hybrid Fixed-Wing

VTOL-UAS platforms in Europe

VANCOUVER and GLIL YAM, Israel, September 23, 2026 /PRNewswire/ -- IM Cannabis Corp. ("IMCC" or the "Company") (Nasdaq: IMCC), today announced that it has entered into a non-binding Letter of Intent (the “LOI”) to acquire 51% of the issued and outstanding equity securities of Space Defense Innovations LLC, a Polish limited liability company (“SDI”), on a fully diluted basis.

SDI, through its wholly owned subsidiary BlueAero Group Sp. z o.o., operates in the unmanned aerial systems (“UAS”) sector, is a reseller and, upon receipt of applicable regulatory licenses, is expected to become a manufacturer of BlueBird Aero Systems’ (“BlueBird”) tactical UAS and unique Hybrid Fixed-Wing VTOL-UAS Products (the “Products”) in Europe with exclusivity in Poland.

From VTOL ISR (vertical take-off and landing with intelligence, surveillance, and reconnaissance) platforms to loitering munition, 3-dimensional mapping capabilities and vast field proven experience, the Products combine advanced Israeli technology and military experience with proprietary in-house design, development and manufacturing. BlueBird’s comprehensive ISO 9001:2015 certified capabilities include: infrastructure, composite materials, mechanical, electronic and aeronautical engineering, as well as software development.

The transaction aligns with the Company’s stated objective of evaluating and building technology-driven businesses beyond its core medical cannabis operations in Israel and Germany.

Under the terms of the LOI, IMCC will acquire 51% of SDI for a combination of IMCC common shares (capped so that no SDI shareholder beneficially owns more than 19.99% of IMCC) and/or pre-funded warrants, plus a 24-month seller loan bearing 9% annual interest with 100% warrant coverage on the principal (exercisable at a 25% premium to the closing price on the date definitive agreements are signed). IMCC will also receive a five-year call option to acquire the remaining SDI shares at the same valuation, the right to appoint a majority of SDI’s board, and will provide SDI at closing with an on-demand line of credit of up to EUR 2.3 million (36-month maturity) convertible at IMC’s discretion into SDI shares at the fair-market valuation established at closing, subject to a minimum company valuation of no less than US$5 million supported by an independent valuation report.

The parties aim to execute definitive agreements within 60 days. The LOI is non-binding except for customary confidentiality, exclusivity, and governing law provisions. Closing remains subject to satisfactory due diligence (at IMCC’s sole discretion), negotiation of definitive agreements, receipt of all required corporate, governmental and third-party approvals, assignment of certain key commercial agreements, and other customary conditions. There can be no assurance that the parties will enter into definitive agreements or that the proposed transaction will be completed.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international company currently operating a medical cannabis platform serving patients in Israel and Germany. Following completion of the pending transactions announced by the Company on August 17, 2026, the Company expects to retain its Israeli medical cannabis operations and the German operations will be sold.

The IMCC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms in Israel that enable the safe delivery and quality control of IMCC’s products throughout the entire value chain.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future is considered forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: SDI expecting to become a manufacturer of BlueBird Products; the proposed terms and proposed transaction with SDI; the expected timeline for executing definitive documentation with respect to the proposed transaction with SDI; and the Company’s objective of evaluating and building technology-driven businesses beyond its core medical cannabis operations in Israel. The above list of forward-looking statements and assumptions is not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfill the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war that Israel is facing on the Company, its operations and the medical cannabis industry in Israel and globally; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the Company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; and the Company's inability to take advantage of the legalization of medicinal cannabis in Germany.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report for the year ended December 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Michal Efraty
Investor & Public Relations
michal@efraty.com

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com